Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115249

TIME AMERICA, INC.
PROSPECTUS SUPPLEMENT DATED OCTOBER 5, 2005

On September 29, 2005, we executed agreements to amend the terms of the Secured Convertible Term Note, dated March 22, 2004, issued to the Laurus Master Fund, Ltd. (“Laurus”). The purpose of this amendment is to change the conversion price applicable to the Convertible Term Note issued to Laurus in connection with a $7 million financing.  Pursuant to the terms of the amendment, the conversion price applicable to the first $250,000 of principal amount of the Secured Convertible Term Note converted after September 29, 2005, shall be $0.56, and the remaining principal amount converted after September 29, 2005, shall be $0.65.

The information provided herein supplements the information in our prospectus dated October 21, 2004, as amended by the Prospectus Supplement dated June 3, 2005, relating to the resale by certain selling shareholders of up to 4,470,000 shares of common stock.

THE DISCUSSIONS RELATING TO THE LAURUS TRANSACTION ARE UPDATED AS FOLLOWS:

On March 22, 2004, we completed the private placement of a three-year convertible term note in the aggregate principal amount of $2 million and warrants to purchase 280,000 shares of our common stock to Laurus Master Fund Ltd., a Qualified Institutional Buyer within the meaning of Rule 144A under the Securities Act.  The convertible term note was superseded by an amended and restated convertible term note dated July 14, 2004.  The amended and restated convertible term note provides for monthly payments of interest at the prime rate, which is subject to reduction if the market price for our common stock exceeds certain designated thresholds. The amended and restated convertible term note also provides for monthly amortization, commencing on June 1, 2004 through February 1, 2005, of $30,000 per month, $50,000 per month from March 1, 2005 through May 1, 2005, $72,083 from June 1, 2005 through November 1, 2006 and $94,167 from December 2006 through February 2007.  The monthly amount due under the amended and restated convertible term note is payable in cash or our common stock.  The form of payment is determined by conversion criteria stated in the convertible term note.  The first $250,000 of principal amount of the convertible term note converted after September 29, 2005 is convertible at a per share price of $0.56.  The remaining principal amount under the convertible term note is convertible at a per share price of $0.65.  Otherwise the monthly amount is payable by us in cash.  The warrants entitle Laurus to purchase, at any time through March 22, 2011, 200,000 shares of our common stock at a price of $1.29 per share; 40,000 shares of our common stock at a price of $1.35 per share; and 40,000 shares of common stock at a price of $1.40 per share.  The term note was issued in reliance on Rule 144A and Section 4(2) of the Securities Act.  The Oberon Group, LLC facilitated the private placement of the three-year convertible term note and related warrants in consideration for which Oberon was paid a cash fee of $150,000 and was granted a warrant to purchase 136,364 shares of our common stock at a $1.10 at any time through March 22, 2007.

You should read this supplement in conjunction with the prospectus, which is required to be delivered with this supplement.  This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement updates or supersedes the information contained in the prospectus.

The date of this Prospectus Supplement is October 5, 2005.